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SEC Mail Processing Section

FEB 29 2016

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-49647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerz Markets LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 LIBERTY STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10281-1050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YOKO HUBLEY 212-266-7525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

15 WACKER DRIVE SUITE 800 (Address) CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, YOKO HUBLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERZ MARKETS LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRINCIPAL FINANCIAL OFFICER

Title

Michael A. Haskins
Notary Public - State of New York
No. 01HA6124760
Qualified in Manhattan County, Certified in New York County
Term Expires March 28, 2017



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplementary report of independent accountants on internal control pursuant to SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RSM

RSM US LLP

1 S Wacker Drive
Suite 800
Chicago, IL 60606

T +1 312 634 3400
F +1 312 634 3410

www.rsmus.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Commerz Markets LLC
New York, New York

We have examined Commerz Markets LLC's (the Company) statements, included in the accompanying Compliance Report, that (a) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (b) the Company's internal control over compliance was effective as of December 31, 2015; (c) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (d) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, Customer Account Statements, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

RSM US LLP

Chicago, Illinois
February 26, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Commerz Markets LLC

(A wholly owned subsidiary of Commerzbank AG)

Statement of Financial Condition

December 31, 2015

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Index
December 31, 2015

Page(s)

COMMERZBANK 

Commerz Markets LLC

225 Liberty Street
New York, NY 10281-1050
Telephone +1 212 266 7200
www.commerzbank.com

Commerz Markets LLC's Compliance Report

Commerz Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the period January 1, 2015 to December 31, 2015;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Commerz Markets LLC

I, John Geremia, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.



Title: President
February 24, 2016



RSM US LLP

1 S Wacker Drive
Suite 800
Chicago, IL 60606

T +1 312 634 3400
F +1 312 634 3410

www.rsmus.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Commerz Markets LLC
New York, New York

We have audited the accompanying statement of financial condition of Commerz Markets LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Commerz Markets LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 26, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Commerz Markets LLC
(A wholly owned subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 80,066
Securities purchased under agreements to resell segregated under federal and other regulations	16,433
Securities purchased under agreements to resell	619,871
Deposits with clearing organizations	79,598
Securities borrowed	4,934,608
Collateral accepted for securities loaned	1,311,189
Receivable from broker-dealers and clearing organizations	31,352
Receivable from customers	3,934
Financial instruments owned, at fair value (none pledged as collateral)	793
Accrued interest and dividends receivable	8,460
Other assets	2,788
Total assets	$ 7,089,092
Liabilities and Member's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 500,571
Securities loaned	4,427,924
Obligation to return collateral accepted for securities loaned	1,311,189
Payable to broker-dealers and clearing organizations	13,028
Payable to customers	3,558
Payable to noncustomers	461
Accrued interest and dividends payable	5,488
Accounts payable, accrued expenses, and other liabilities	9,262
Subordinated borrowings	300,000
Total liabilities	6,571,481
Member's equity	517,611
Total liabilities and Member's equity	$ 7,089,092

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Commerz Markets LLC (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Commerzbank AG (the "Parent" or "Member"), a financial institution organized under the laws of the Federal Republic of Germany. The Company is a member of Financial Industry Regulatory Authority ("FINRA"), National Futures Association and various securities exchanges. The U.S. dollar ($) is the functional currency of the Company.

The Company acts as a broker and/or dealer in domestic and foreign equity securities, U.S. government and agency securities, commercial paper, foreign government securities and foreign corporate debt obligations. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. Additionally, the Company provides investment banking services in connection with corporate transactions and provides custody services to the Parent.

2. Significant Accounting Policies

a. Basis of Financial Information

The financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

b. Cash and Cash Equivalents

Cash and cash equivalents can consist of cash and highly liquid investments with original maturities of less than three months. As of December 31, 2015, only cash was held.

c. Financial Instruments Owned and Sold, at Fair Value

Customers buy and sell securities through the Company on a principal or agency basis. Principal transactions with customers or other counterparties are recognized on trade date and are carried at fair value in financial instruments owned and financial instruments sold, not yet purchased.

d. Fair Value Measurements

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification" or "ASC") 820 *Fair Value Measurement* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820 *Fair Value Measurement*, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. In valuing its positions, the Company uses listed market prices for exchange traded securities and derivatives and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities. As such, the Company's trading positions are generally classified in Level 1.

e. Resale and Repurchase Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) are treated as short-term collateralized financing transactions, which are collateralized by U.S. government securities and are carried at their contractual amounts. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under ASC 210-20-45-11 *Balance Sheet Offsetting*. Interest on reverse repurchase agreements and repurchase agreements is recorded on accrual basis and is reported as part of accrued interest and dividends receivable and accrued interest and dividends payable, respectively.

f. Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions require the borrower to deposit cash, letters of credit, or other collateral with the lender and are recorded at the amount of cash collateral or fair value of other collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. Interest on securities borrowed and securities loaned transactions is recorded on the accrual basis and is reported as part of accrued interest and dividends receivable and accrued interest and dividends payable, respectively. In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition which is carried at fair value, representing the securities received (Collateral accepted for securities loaned), and a liability for the same amount, representing the obligation to return those securities (Obligations to return collateral accepted for securities loaned). The amounts on the statement of financial condition result from non-cash transactions.

g. Collateral

At December 31, 2015, the estimated fair values of collateral received that can be sold or repledged by the Company, before reflecting the $0.5 billion offsetting under ASC 210-20-45-11 *Balance Sheet Offsetting*, are $14.9 billion and the estimated fair values of the portions of

collateral received that have been sold or repledged by the Company, before reflecting the $0.5 billion offsetting, are $13.7 billion.

h. Translation of Foreign Currencies

End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

i. Income Taxes

The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of Commerzbank AG New York Branch (the "Branch"). There are no uncertain tax positions claimed. Currently, calendar years after 2009 are subject to audit.

j. Employee Compensation and Benefits

The Company participates in several retirement plans sponsored and administered by the Branch. As a result, the Company accounts for its participation in these plans in a manner similar to that of participation in multiemployer benefit plans. This requires recognition of the cost of participation in the plan during the year, and does not require recognition of the Company's share of the net obligation of the plans sponsored by the Branch. The cost that is recognized by the Company is an allocation of total Branch retirement benefit cost, based on the Company's share of total participants in the plan. The costs of these plans are charged to the Company as staff-related costs.

k. New Accounting Pronouncements

In January 2016, the FASB amended accounting principles related to recognition and measurement of financial assets and financial liabilities (ASC 825 Financial Instruments). The amendment among others requires 1) equity investments to be measured at fair value with changes in fair value recognized in net income, or at cost minus impairment if no readily determinable fair values; and 2) an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The impact of the amendment effective in 2019 is being analyzed, but the Company does not expect it to have a significant effect on the Company's statement of financial condition.

In May 2015, the FASB amended accounting principles related to disclosures for investments in certain entities that calculate net asset value per share (or its equivalent) (ASC 820 *Fair Value Measurement*). The amendment removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Those investments are disclosed separately from the fair value hierarchy. The amendment effective in 2017 is not expected to significantly affect the Company's statement of financial condition.

In April 2015, the FASB amended accounting principles related to presentation of debt issuance costs (ASC 835 *Interest*). The amendment requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, in order to simplify presentation of debt issuance costs. The amendment effective in 2016 is not expected to significantly affect the Company's statement of financial condition.

In February 2015, the FASB amended accounting principles related to consolidation analysis (ASC 810 *Consolidation*). The amendment affects 1) limited partnerships and similar legal entities, 2) evaluating fees paid to a decision maker or a service provider as a variable interest, 3) the effect of fee arrangements on the primary beneficiary determination, 4) the effect of related parties on the primary beneficiary determination, and 5) certain investment funds. The amendment effective in 2017 is not expected to significantly affect the Company's statement of financial condition.

In January 2015, the FASB amended accounting principles related to extraordinary and unusual items of income statement (ASC 225 *Income Statement*). The amendment eliminates the concept of extraordinary items from current GAAP and includes the disclosure of items that are both unusual in nature and infrequently occurring. The amendment effective in 2016 is not expected to significantly affect the Company's statement of financial condition.

In November 2014, the FASB amended accounting principles related to derivatives and hedging (ASC 815 *Derivatives and Hedging*). The amendment clarifies how current GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. In addition, the amendment clarifies that, in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features when considering how to weight those terms and features. The amendment effective in 2016 is not expected to significantly affect the Company's statement of financial condition.

In August 2014, the FASB amended accounting principles related to presentation of financial statements (ASC 205 *Presentation of Financial Statements*). The amendment defines management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. The amendment effective in 2016 is not expected to significantly affect the Company's statement of financial condition.

In May 2014, the FASB amended accounting principles related to revenue from contracts with customers (ASC 606 *Revenue from Contracts with Customers*). The amendment requires an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The impact of the amendment effective in 2019 is being analyzed, but the Company does not expect it to have a significant effect on the Company's statement of financial condition.

3. Related Party Transactions

The Company engages in transactions with the Parent and its affiliates in the ordinary course of its business which are governed by agreements among the parties. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions amongst wholly unrelated parties. Management believes the pricing and allocation methods used are reasonable and appropriate.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized and uncommitted line of credit totaling €5.0 billion (equivalent to $5.4 billion as of December 31, 2015) with Commerzbank AG Grand Cayman Branch for which it pays no fees and carries a market interest

rate. There was no outstanding borrows against this line at December 31, 2015. In addition, the Company has subordinated borrowings with an affiliate (Note 11).

The Company has been provided with a letter of comfort from the Parent whereby the Parent will ensure that the Company is able to meet its contractual liabilities, except in the case of political risks. The term political risk refers to complications the Company may face as a result of political decisions, political and/or regulatory instability, embargos or other changes due to non-market factors.

The Company's related party assets and liabilities at December 31, 2015 are as follows:

(dollars in thousands)

Assets		
Cash	$	1,410
Securities purchased under agreements to resell		619,871
Securities borrowed		281
Collateral accepted for securities loaned		262,667
Receivable from customers		53
Accrued interest and dividends receivable		2,840
Other assets		735
Liabilities		
Securities sold under agreements to repurchase		211,311
Securities loaned		318,632
Obligation to return collateral accepted for securities loaned		262,667
Payable to broker-dealers and clearing organizations		3,000
Payable to customers		3,528
Payable to non-customers		461
Accrued interest and dividends payable		1,964
Accounts payable, accrued expenses and other liabilities		3,528
Subordinated borrowings		300,000

4. Fair Value of Assets and Liabilities

In accordance with ASC 820 Fair Value Measurement, the Company groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 securities include those traded on active exchanges as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

The fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2015, is as follows:

(dollars in thousands)

Description	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets For Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities purchased under agreements to resell segregated under federal and other regulations	$ 16,433	$ -	$ -	$ 16,433
Collateral accepted for securities loaned	1,311,189	-	-	1,311,189
Financial instruments owned				
Equities	793	-	-	793
	$ 1,328,415	$ -	$ -	$ 1,328,415
Liabilities				
Obligation to return collateral accepted for securities loaned	$ 1,311,189	$ -	$ -	$ 1,311,189
	$ 1,311,189	$ -	$ -	$ 1,311,189

The fair values of other financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates. There were no transfers between levels of the fair value hierarchy during the year.

The Company calculated the fair value of the subordinated borrowings by using a discounted cash flow methodology with a discount rate ranging from 0.8% to 2.6%. The significant inputs used in the calculation were contractual cash flows and discount rate. The discount rate was estimated based on the credit rating of the Parent.

The fair value hierarchy for assets and liabilities not carried at fair value as of December 31, 2015, is as follows:

(dollars in thousands)

Description	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash	$ 80,066	$ 80,066	$ 80,066	$ -	$ -
Securities purchased under agreements to resell	619,871	619,871	619,871	-	-
Deposits with clearing organizations	79,598	79,598	79,598	-	-
Securities borrowed	4,934,608	4,934,608	4,934,608	-	-
Receivable from broker-dealers and clearing organizations	31,352	31,352	31,352	-	-
Receivable from customers	3,934	3,934	3,934	-	-
Liabilities					
Securities sold under agreements to repurchase	500,571	500,571	500,571	-	-
Securities loaned	4,427,924	4,427,924	4,427,924	-	-
Payable to broker-dealers and clearing organizations	13,028	13,028	13,028	-	-
Payable to customers	3,558	3,558	3,558	-	-
Payable to noncustomers	461	461	461	-	-
Subordinated borrowings	300,000	296,942			296,942

5. Securities Finance

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by entering into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in case of a default, insolvency or bankruptcy.

The following table presents information about the offsetting of these instruments and related collateral amounts as of December 31, 2015:

(dollars in thousands)

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Financial Collateral Not Offset in the Statement of Financial Condition	Net Exposure
Assets					
Securities purchased under agreements to resell	$ 1,094,240	$ (474,369)	$ 619,871	$ (633,751)	$ -
Securities borrowed	4,934,608	-	4,934,608	(4,855,213)	79,395
Liabilities					
Securities sold under agreements to repurchase	$ 974,940	$ (474,369)	$ 500,571	$ (497,108)	$ -
Securities loaned	4,427,924	-	4,427,924	(4,300,368)	-

The following table presents information about the disaggregation of the gross obligation and remaining contractual tenor for repurchase agreements and securities loaned transactions as of December 31, 2015:

(dollars in thousands)

	Overnight and Continuous	Up to 30 days	Total
Securities sold under agreements to repurchase			
U.S. government obligations	$ 920,481	$ 3,510	$ 923,991
Corporate securities	-	50,949	50,949
Total	920,481	54,459	974,940
Securities loaned			
Equities	4,427,924	-	4,427,924
Total	4,427,924	-	4,427,924
Total borrowings	$ 5,348,405	$ 54,459	$ 5,402,864

There were no significant changes in the fair value of the collateral pledged arising from default risk due to the short term nature of the repurchase agreements and securities loaned transactions

Deposits with clearing organizations include cash deposited with clearing organizations to meet their margin requirements.

6. Receivable From and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2015, receivable from and payable to broker-dealers and clearing organizations consists of the following:

(dollars in thousands)

Receivable from broker-dealers and clearing organizations		
Securities failed to deliver	$	19,961
Clearing organizations		11,391
	$	31,352
Payable to broker-dealers and clearing organizations		
Securities failed to receive	$	13,028
	$	13,028

7. Receivable From and Payable to Customers and Noncustomers

Receivables from and payables to customers and noncustomers include receivables from securities fail to deliver and payables on securities fail to receive transactions, amounts due on margin and cash transactions.

8. Trading Activities

The Company's trading activities are both customer-driven and market-making in nature. Its activities include domestic and international brokerage. The Company also trades U.S. government securities. There were no U.S. government securities owned at December 31, 2015.

At December 31, 2015, financial instruments owned and financial instruments sold, not yet purchased, at fair value, include:

(dollars in thousands)	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equities	$ 793	$ -

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the financial instruments at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

9. Employee Compensation and Benefits

The Company participates in the Branch's employee retirement plans, the retirement saving account and the 401 (k) plan. Substantially all employees of the Company participate in the retirement saving account and the 401 (k) plan and employee contributions to the 401 (k) plan are matched up to a specified limit. The Company also has defined benefit pension plans. These defined benefit pension plans are no longer offered to employees but have an impact to the Company's statement of financial condition due to valuation results.

The Company also participates in the Commerzbank AG Share Awards ("Share Awards"). Share Awards are granted to eligible employees in lieu of cash when the cash amount of individual bonus exceeds a certain threshold. A Share Award is an unfunded promise to pay in cash an amount equal to a certain number of shares of Commerzbank AG shares, provided the stipulated requirements have been met. Eligible employees will also receive dividend and subscription rights in cash equivalents to the extent dividends are paid and subscription rights are granted to common stock shareholders of Commerzbank AG shares during the vesting period. Since the arrangement is settled in cash, it is classified as a liability award. Commerzbank AG executed the share count consolidation in the ratio 10:1 on April 23, 2013. Details of the outstanding Share Awards, adjusted for share consolidation, are as follows:

Date of Grant	Term	Price at Grant Date	Shares Granted	Unvested Shares at December 31, 2014	Vested Shares	Adjusted/ Forfeited Shares	Unvested Shares at December 31, 2015
April 2012	Long	$ 20.96	10,258	10,258	(5,472)	(4,786)	-
March 2013	Long	20.05	2,772	2,772	-	(2,321)	451
March 2014	Long	17.03	7,671	7,671	-	(5,848)	1,823
March 2015	Short	13.71	9,850	-	(4,378)	(5,472)	-
March 2015	Long	13.71	6,567	-	-	(3,648)	2,919

The Share Awards are expensed over the service period and adjusted accordingly to changes in the Share Award's fair value. At December 31, 2015, the accrued compensation relating to the Share Awards was $0.1 million. At December 31, 2015, $0.1 million of unrecognized compensation costs relating to the Share Awards remain to be amortized over the service periods.

In addition to the above plans, the Company participates in cash based bonus programs for employees, for which $0.8 million was accrued at December 31, 2015.

10. Subordinated Borrowings

At December 31, 2015, the Company has $200 million of subordinated borrowings outstanding with Commerzbank AG Grand Cayman Branch under a subordinated note agreement which matures on April 15, 2017. This loan bears interest at three month London Interbank Offered Rate ("LIBOR") plus 82.5 basis points and its effective rate at December 31, 2015 was 1.15%.

The Company also has a revolving subordinated credit agreement for $250 million with Commerzbank AG Grand Cayman Branch with a scheduled maturity date of April 15, 2017. The subordinated credit agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. As of December 31, 2015, the Company has borrowed $100 million,

which bears interest at three month LIBOR plus 60 basis points. The effective rate at December 31, 2015 was 0.92%.

The subordinated notes and the revolving subordinated credit agreement have been approved by the FINRA for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission ("SEC"). The $200M borrowing under the subordinated note agreement qualifies as equity capital as such term is defined. The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

11. Commitments and Contingencies

There are certain legal actions pending against the Company arising out of its normal business operations. Management believes that no such action could reasonably be expected to have a material adverse effect on the Company's financial position.

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from them on a month-to-month basis.

12. Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that the counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by a counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

Market Risk also covers the liquidity risk, where the main tasks range from identifying, measuring, monitoring and reporting on economic liquidity risks with conceptual challenges regarding liquidity risk management. The impact of entity-specific and market-related events with regard to Commerz Markets LLC's liquidity position is analyzed by determining a wide range of applied stress scenarios on the basis of the internal liquidity risk model.

Operational Risk

As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back-office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk — the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.

- Technological Risk — the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

- Legal/Documentation Risk — the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

- Financial Control Risk — the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

U.S. government securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2015.

The Company is also subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital under the "alternative method" permitted by the rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). The Company had $6.1 million aggregate debit balances arising from customer transactions at December 31, 2015. At December 31, 2015, the Company's net capital was $698.1 million and was $697.1 million in excess of its required capital of $1 million.

14. Subsequent Events

The Company has performed an evaluation of subsequent events. There have been no subsequent events that would require recognition or disclosure in the statement of financial condition as of December 31, 2015 or for the year then ended.